FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended March 2, 2006

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

News Release. 2 March 2006 - English

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street S.W.

Calgary, AB   T2R 1K4

Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

March 2, 2006	SYMBOL: VVV

VANNESSA CLOSES PRIVATE PLACEMENT OF $5,000,000
CONVERTIBLE DEBENTURE AND SPECIAL RIGHT

Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that it has completed a non-brokered private placement of a secured convertible debenture and a Special Right with Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder, originally announced on January 31, 2006.

The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31.  The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share; and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, the Company has issued a Special Right under which, for every dollar of principal outstanding under the convertible debenture on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.

The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of its subsidiaries.  The Company has agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.

The convertible debenture, the Special Right and any securities issued thereunder issued are subject to a four (4) month hold period expiring on July 2, 2006.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."